*AP 3/19

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

14048675

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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 WASH., D.C.

| SEC FILE NUMBER |
|---|
| 8-68478 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Globalist Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

408 West 14th Street
(No. and Street)

New York (City) New York (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt 516.222.9111 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway (Address) Bellmore (City) New York (State) 11710 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/24/14

## OATH OR AFFIRMATION

I, Neil Morganbesser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Globalist Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GLOBALIST CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2013

STATE OF California

COUNTY OF Los Angeles

On February 27, 2014, before me, Carolyn Higgins,
Date

Notary Public, personally appeared Neil B. Morganbesser

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Carolyn Higgins

NOTARY PUBLIC

**FOR NOTARY SEAL OR STAMP**

CAROLYN HIGGINS
Commission # 1971483
Notary Public - California
Los Angeles County
My Comm. Expires Apr 3, 2016

GLOBALIST CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2013

CONTENTS

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Member of
Globalist Capital, LLC

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of Globalist Capital, LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Globalist Capital, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Schwartz & Company, LLP

Bellmore, New York
February 26, 2014

# GLOBALIST CAPITAL, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2013

### ASSETS

| | |
|---|---|
| Cash | $ 28,788 |
| Accounts receivable | 2,826,472 |
| Prepaid expenses | 3,406 |
| Total assets | $ 2,858,666 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accrued expenses | $ 18,050 |
| Due to related parties | 3,770 |
| Total liabilities | 21,820 |
| Commitments and contingencies | |
| Member's equity | 2,836,846 |
| Total liabilities and member's equity | $ 2,858,666 |

See notes to financial statement

## Note 1: Operations and Structure

Globalist Capital, LLC (the "Company"), is a limited liability company organized under the laws of the State of Delaware in November 2009. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain minimum net capital pursuant to SEC Rule 15c3-1.

## Note 2: Summary of Significant Accounting Policies

***Basis of Presentation***
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

***Use of Estimates***
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Actual results may differ from those estimates.

***Cash***
Cash includes deposits in checking and savings accounts.

***Revenue Recognition***
The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement deals are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

**Note 2: Summary of Significant Accounting Policies** *(continued)*

***Accounts Receivable***

Accounts receivable represent amounts due from capital introduction services. Accounts receivable are reported at their outstanding unpaid principal balances. Accounts are considered past due once the unpaid balance is 90 days or more outstanding. When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written-off.

***Income Taxes***

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax returns of its member.

The Company adopted the provisions of FASB ASC 740, *Accounting for Income Taxes*. The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

**Note 3: Uncertain Tax Positions**

As a result of the adoption of the provisions of FASB ASC 740, *Accounting for Income Taxes*, the Company recognized no material adjustments to liabilities or member's capital. Interest and penalties associated with unrecognized tax benefits are classified in general and administrative expenses in the statement of operations. The adoption of these provisions did not have a material impact on the Company's financial statements.

The Company had no unrecognized tax benefits and related interest and penalties expenses. Currently, the Company is not subject to examination by major tax jurisdictions. The Company is no longer subject to examination by U.S. federal and state tax authorities for the years before 2010.

**Note 4: Net Capital Requirement**

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $6,968, which was $1,968 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.13 to 1.

**Note 5: Concentration of Credit Risk**

Periodically throughout the year and at December 31, 2013, the Company may have significant cash balances. These cash balances are insured up to $250,000. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

One customer accounted for 98% of total accounts receivable and 97% of total income at December 31, 2013.

**Note 6: Related Party Transactions**

Pursuant to an expense and facilities sharing agreement (the "Agreement") between the Company and an affiliate, the Company will reimburse the affiliate for certain expenses. The Company was charged $15,451 for the year ended December 31, 2013 under the Agreement.

Pursuant to an expense sharing agreement (the "Agreement") between the Company and an affiliate, DelMorgan & Co., LLC, the affiliate will reimburse the Company for certain expenses. The affiliate was charged $72,036 for the year ended December 31, 2013 under the Agreement and such amount is reflected as service income on the accompanying statement of operations.

**Note 7: Subsequent Events**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2013 and determined that there are no material events that would require disclosures in the Company's financial statements.